Proskauer Rose LLP 2049 Century Park East, 32nd Floor Los Angeles, California 90067-3206

Philippa M. Bond Member of the Firm
April 22, 2014	d 310.284.5607 f 310.557.2193 pbond@proskauer.com www.proskauer.com

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention: Suzanne Hayes

Re:                        Ares Management, L.P.
Amendment No. 3 to
Registration Statement on Form S-1
Filed April 16, 2014
File No. 333-194919

Dear Ms. Hayes:

On behalf of Ares Management, L.P. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 18, 2014 relating to the above-referenced Registration Statement of the Company filed with the Commission on Form S-1 (File No. 333-189429) on April 16, 2014 (“Amendment No. 3”).

The Company is concurrently filing via EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are supplementally providing blacklined copies, complete with exhibits, of Amendment No. 4, marked to show changes from Amendment No. 3.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in Amendment No. 4. Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comments correspond to the pagination of Amendment No. 4.

Prospectus Summary, page 1

1.                                    We note your response and revised disclosures as it relates our prior comment 6. Please revise your disclosure on page 1 to be consistent with your response.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, D.C.

U.S. Securities and Exchange Commission

April 22, 2014

Response to Comment 1:

The Company has revised its disclosure on page 1 of Amendment No. 4 in response to the Staff’s comment.

Notes to Unaudited Condensed Combined and Consolidated Pro Forma Statement of Financial Condition, page 105

Note 1. Reorganization and Other Adjustments, page 105

Note (a), page 105

2.                                    Please revise your disclosure to clarify, if accurate, that amount of Ares Operating Group Units that Alleghany and ADIA affiliates will receive as part of the Reorganization and the resulting percent of the ownership interest they will hold is based on the total number of Ares Operating Group Units outstanding immediately following the Reorganization and prior to the Offering. In addition, clarify how the number of Ares Operating Group Units following the Reorganization will be determined.

Response to Comment 2:

The Company has revised its disclosure on pages 11, 101 and 105 of Amendment No. 4 in response to the Staff’s comment.

Note 3. Adjustments for Non-Controlling Interests, page 106

Note (g), page 106

3.                                    Please revise your disclosure to clarify which interests will be included in “Non-controlling interests in Ares Operating Group” in addition to non-controlling interests of Ares Owners Holding LP and certain limited partners following the Offering. In addition, address this comment as it applies to the adjustment to net income attributable to non-controlling interests disclosed in Note (l) on page 109.

Response to Comment 3:

The Company has revised its disclosure on pages 102, 106 and 109 of Amendment No. 4 in response to the Staff’s comment.

Notes to Unaudited Condensed Combined and Consolidated Pro Forma Statements of Operations, page 107

Note 2. Offering Adjustments, page 108

Note (j), page 108

U.S. Securities and Exchange Commission

April 22, 2014

4.                                    We note from footnote 1 to your table that you plan to apply a discount for lack of marketability to the common units of Ares Management, L.P. market price at the time of offering to determine the fair value of restricted units at the grant date. Please revise your disclosure to provide more detail into how the discount was determined.

Response to Comment 4:

The Company has revised its disclosure on page 108 of Amendment No. 4 in response to the Staff’s comment.

Note 4. Calculation of Net Income Per Common Unit, page 109

5.                                    We understand that the information provided for adjustment (m) will be completed upon pricing of the IPO. Please note, the denominator in computing pro forma net income per common unit should include only those common shares whose proceeds are being reflected in pro forma adjustments in the income statements, such as proceeds used for debt repayment. For those common units whose proceeds will be used for general corporate purposes, for example, should not be used in computing net income per common unit.

Response to Comment 5:

The Company has revised its disclosure on page 110 of Amendment No. 4 in response to the Staff’s comment and advises the Staff that the denominator in computing total pro forma net income per common unit only includes those common units whose proceeds are reflected in pro forma adjustments in the unaudited condensed combined and consolidated pro forma statements of operations.

*          *          *          *          *          *          *

U.S. Securities and Exchange Commission

April 22, 2014

Please do not hesitate to contact me at (310) 284-5607 with any questions or comments regarding this response letter or Amendment No. 4. Thank you for your assistance.

Sincerely,

/s/ Philippa M. Bond
Philippa M. Bond

cc:                              Michael D. Weiner, Ares Management, L.P.

Hugh West, U.S. Securities and Exchange Commission

Sasha Pechenik, U.S. Securities and Exchange Commission